Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Filer’s SEC File No.: 001-33259

Date: June 23, 2014

DEUTSCHE BANK US (OP ASST OWNERS)

Moderator: Christian Stewart

June 19, 2014

11:00 a.m. ET

Operator:	Good day, ladies and gentlemen, and welcome to the Medtronic and Covidien Update conference call.

At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session, and instructions will follow at that time. If anyone should require assistance, please press star, then zero on your touchtone telephone.

As a reminder, this conference is being recorded. I would now turn the call over to your host, Christian Stewart, Deutsche Bank Medical Supplies and Devices Analyst. Please go ahead.

Christian Stewart:	Perfect. Thanks, (Stephanie). And thanks, everybody, for joining us on today’s call. I am very excited to have Joe Almeida, the Chairman and CEO of Covidien on the line to follow up with some views on the announcement, Medtronic and Covidien merger.

The news came out over the weekend and certainly there’s been a lot of debate in the marketplace around the deal. Before we get started, do you want to address some housekeeping items? I’m going to make a statement and I’m also going to turn it over to (Cole Lannum), the IRR from Covidien to make some comments as well.

I did want to also let you know that Jeff Warren, Investor Relations from Medtronic, is also on the line to address any questions from the Medtronic perspective in just terms of clarification.

So before I start, I just want to make it known that this call is closed to the media. If you are a member of the media, please consider all the content of this call off the record, and please drop off the line now.

Thanks. And (Cole), I’m going to turn it over to you for you to read your host of remarks as well.

(Cole Lanam):	Yes. Thanks, Christian, and thanks, everyone, for doing this on such short notice. One thing I think is important for everyone to understand is that a lot of it, certainly me, are learning a little bit about Irish takeover law and the fact that some of the things required in Irish takeover law can seem a little unusual to those of us that are used to normal U.S. transactions.

So I just need to tick through a couple of things that I want to make sure everyone is aware of. First of all, as part of this call today, we have representatives from our bankers, Goldman Sachs. I want – I’ll talk offline about the Goldman Sachs/Deutsche Bank thing.

There’s some interesting dynamics here, but the point is that Goldman Sachs represents us and Goldman Sachs will be representing us in front of the Irish takeover board. In addition, a summary of this call may be filed with the Irish takeover board up to and including a potential transcript of everything that is – that is talked about.

One final thing is everyone that signed in on this call may be reported to the Irish takeover board as having participated. If any of that is not comfortable for any of you, please do drop off the line right now.

With that, Christian, we’ll put it back over to you.

Christian Stewart:	OK. Perfect. So I guess with all that being said, we’ll get to the heart of the matter here. So Joe, what has really struck me most about this transaction is from my perspective neither Covidien or Medtronic really seem to be in a situation of really needing to do a deal.

Medtronic just hosted their analyst meeting and certainly, I think, outlined the case that they could get back to mid-single digit sustainable growth. I think most on this line would certainly agree with me in saying that Covidien seems very well positioned as well from a growth perspective.

So maybe just to start off, can you just share with us your perspectives on you know how the deal transpired, how did the concept of Medtronic and Covidien merging come out and kind of why Medtronic especially since both of you guys seem to be operating you know from a position of strength.

I know that’s really been a lot on investors’ minds, so I think just kind of kicking the call off from there will be very helpful.

Joe Almeida:	Thank you, Christian, to have us today. I will comment in two different aspects: One is strategic. The strategically fit is about just that we need to go far to read in the newspapers and a consolidation that is happening at the hospital level.

The – and if you go back to Covidien’s strategic plan last year, what we present to the investors in September, was very clearly outlined in what we spoke about being larger in the procedure world, as well as, specialty.

When you look at Covidien and Medtronic, we bring to each other the very large array of products that in some areas can be very beneficial to come together. So if you think about just a vascular business, we will create the large vascular company in the world with (inaudible) vascular, cardio vascular (inaudible).

If you think about general surgery, Covidien has number one and number two market share in those areas and some of our technology, some of our new technology, will probably benefit some of this surgery technology that Medtronic has.

So in strategically speaking, be more relevant to our customers is first in mind. So that was the message we gave to investors last year and Covidien was looking at several different opportunities, large and smaller, to become more relevant to our – to our customers.

This is on the strategy side. On the cost side, imagine two companies that have large G&Es and they’re sitting on large G&Es and working very hard to take this G&E. So if you think about the power to coming together, and I said one plus one equals five is a – is a powerful statement.

This says that we can do much more with less. And doing much more with less meaning bringing more vary to our shareholders, as well as, bringing more funds into the company to reinvest in areas such as R&D and market development.

So we can do it individually if both companies were going down this path. Imagine doing it together. So you have a significant rationalization of (inaudible) office and operations where you actually have leverage, and then bring to a very vast array of products in the marketplace, that advantage in terms of having more money to develop more technology, more market development and going to other areas of health care, which is the case of home health with Medtronic’s acquisition of (inaudible).

Imagine that now putting all Covidien’s products in health care market for the home lead to that platform.

So it is strategy and it’s cost, both of them come together and will give the shareholders of both companies a great deal of perspective and advantage.

Christian Stewart:	OK. I – sorry. Go ahead, Joe.

Joe Almeida:	And – I’m sorry – and value.

Christian Stewart:	OK. I guess – I guess one of the questions that have – has been coming up is kind of who approached who and, I guess you know why you feel that Medtronic is kind of the best partner?

I know you just shared with us your thoughts on just kind of you know looking to be more relevant, but the one thing that I’ve heard from investors or there are several other companies out there that could potentially I guess make you more relevant.

So kind of why Medtronic and you know was this something that you were looking at as you mentioned that larger and smaller opportunities and you spoke to Medtronic about a potential you know merger and maybe just share a little bit of background on how this deal kind of came to fruition?

Joe Almeida:	I just want to imagine that I don’t know your sources for other companies out there. I don’t think that many companies they have such a great fit with Covidien than – other than Medtronic. So I don’t know what they’re talking about and for me at this point in time, it’s not that relevant.

The relevance is that both companies make a great sense to come together for the reasons I outlined before. How this whole thing came together? A conversation between (Omar) and me. We both were willing to catch up for a while you know?

(Omar) is not (inaudible), but both of us are the BRT, the Business Round Table. And we see each other once in a while and I said, “Listen. Let’s grab dinner and talk about how things are going, how is the marketplace dynamics, what’s happening in health care around the world, where’s your perspective and my perspective.”

One thing led to another and we got to speak about how these two companies have extraordinary ability to be relevant in the marketplace. Plus, we pay a lot of money in the back office across the globe.

So think about leveraging that and having the breadth of products on the other end. And one thing led to another. We started a conversation, became more serious and we developed to where we are today.

Christian Stewart:	And I know certainly yesterday I spent the day with (Omar) and (Gary) meeting with investors and he seems very clear that the driving force is strategy and inversion was more of an afterthought.

All of what you’ve said kind of still suggests that, but I just want you to kind of correct me if I’m wrong, but you know if this is really about strategy and not necessarily about inversion, is that the case from your perspective in terms of how the deal was structured and talked about from the onset?

Joe Almeida:	You know I’m sometimes amazed with the lack of understanding what tax inversion is and what means 12 and a half percent tax rate in our land. It’s just amazing to me that people don’t get more educated about things and the things that I read are amazing.

Thank you for the question so I have an opportunity to clarify for the folks on the phone. Tax rates for Covidien and Medtronic are 16 and a half, 18 percent respectively. From that standpoint, you just disregard the fact that inversion of the 2 companies were the primary reason why this came together.

It came together because of two things you just asked in both questions you asked before. The inversion is the fact that it is how the deal is going to get done. There are the mechanics behind the deal and the biggest advantage of being a non-incorporated U.S. company is the fact that you have freedom to operate with the cash outside the U.S. without having to repatriate that cash.

It’s not about tax rate. Tax rates are about tax planning and both companies are very competent about doing that otherwise. Medtronic would not have 18 percent. They’d have something else.

So let’s focus on the things that make the deal work and having an advantage of moving, having access to your cash outside the U.S. to reinvest in the U.S. is the – is the point of the conversation.

So – and by the way, making 12 and a half – having Ireland with 12 and a half percent of tax doesn’t mean anything because we pay taxes whenever we do business. We pay the U.S. taxes for all U.S. business. That’s how we do here. We pay China taxes, Brazil taxes, E.U. tax, German tax.

We pay taxes everywhere that we do business. You saw the tax planning gaps put together that allows companies to have tax rates such as those. Now, the advantage of being a large company or any company domiciled anyplace else in the world other than U.S. is the system being global versus regional tax system, and that allows the new Medtronic PLC once the deal closes to have access to their cash – to our cash – Covidien’s cash outside the U.S. and have the ability to reinvest that cash into R&D and technology in the U.S.

Male 1: And let me add one thing there, Christian you know? This has been, I think you know this, a little pet peeve of mine over the years given the fact that Covidien is you know the largest non-U.S. med tech company, and as we saw a lot of these inversion deals donned particularly over the last couple of years, the amount of misinformation and disinformation both by very smart people in the investment community, in some cases things that were talked about by some other companies out there and certainly, what’s been thrown around in the media, I have to second what Joe said.

He just – it is mind-boggling how little people talk about. And the reason why I say that is you know I am more than happy to take anyone through what inversion is and what it isn’t and what being an offshore company is and isn’t.

I’ll talk about it ad nauseam to anyone who wants to speak of it, but it’s very important, like Joe said, people need to get better educated on this because there are a lot of assumptions that are out there, things that are thrown out as if they’re just God-given truths, that are just absolutely not true.

Christian Stewart:	(Inaudible) perspectives on that. So I guess getting away from just the tax inversion, I guess just thinking just about you know why now you know I attended the analyst meeting last fall that you guys hosted and certainly talking your performance since the spinoff seven years, it’s amazing to see Covidien emerge to be such a strong company in such a short period of time.

Why is this kind of the end of the road for Covidien as a standalone public company? Why not just continue to operate? There’s been some investors you know that have expressed that you know you should’ve gotten even more of a premium because you guys are such a great asset.

And then there’s some others that are concerned regarding whether or not this is signaling that perhaps there’s more concern from your perspective on the outlook and maybe mid single-digits and something that you can achieve and maybe J&J has a little bit stronger footing now and maybe that’s driving behind potential sale at this point in time.

Can you maybe just share your thoughts on some of those concerns that investors have?

Joe Almeida:	First question is why not and why not now? When is the right moment to bring things together? This is – this is not the end of Covidien. This is the beginning of Medtronic PLC, which will have probably the best passive collection in med tech in the world.

So why not now? I think that it is the right moment when you have so many changes happening in the marketplace, a lot of hospital consolidations, why not bring a (inaudible) into two things? One is strategically have a much better breadth of products and the ability to contract better, the ability to be more relevant with its customers.

Second, cost optimize. So why not now? We both – we both have the ability to bring those – this company together and we are giving 30 percent of ownership of Covidien shareholders of Medtronic shares.

So the new company will be owned 30 percent by Covidien shareholders. What a great way to give people upside because we know this is – this is by you know what (Gary Ellis) said the other day, we have $850 million in synergies. Probably there’s more there.

So imagine the opportunity for somebody to participate on the upside. So the upside of both companies pulled together is probably higher than upside of both companies separate. So I don’t know why folks would be questioning the fact that it’s now versus when.

There’s always the question of time. There’s always a question of value, of money over time. The value of money is we looked at this con cash flow of our strategic plan, we looked at what the ability to use cash outside of the U.S. would represent a new company, we also looked at the fact that there is you know some advantages in intercompany debt and how it’s used when a company’s not incorporated in the U.S., all those three things more relevantly so is the first bucket anyway of Covidien’s strategic plan discount cash flow 10 years with a – with a reasonable perpetuity value after that.

That brought together a certain number to the table and we knew that if we can minimize the risk of the future, it’d bring our shareholders value right now and give them participation on the upside going forward will be a great deal for our shareholders.

So that’s the rationale and that’s why it was now.

Christian Stewart:	And…

Male 1: Hey, Chris?

Joe Almeida:	(Inaudible) for a second, and I beg our shareholders and the folks that have the thoughts that you just reflected, which were negative thoughts about this deal, to reflect on depth on the two things that I spoke about is strategic ability of both companies to operate in the future, plus the ability to leverage our costs.

So it becomes a very efficient – operationally efficient company. So you know people need to think about what is debt value (inaudible) of both companies combined versus (inaudible).

Male 1: You know – and Chris you know what I mean, I think one thing to keep in mind too, remember, Covidien is a very, very large company. If you go back and you know – if you take – if you take a look at the valuation metrics you know where we are right now, we’re talking about almost a $50 billion transaction on enterprise value at today’s numbers.

If you take a look at historical deals out of this size, I think you’d be hard-pressed to find a lot of transactions that go in excess of 25 percent premium above the all-time high. And I’m – I even looked at every single one of them. There may be some, but that’s a – that’s a very, very steep premium to get and that’s – and I think that’s something to be thought about particularly for a deal of this size.

Christian Stewart:	And Joe, maybe you know – you had mentioned too the 30 percent with respect to the share component that Covidien shareholders will have post the deal closed. Is that a number that you ideally wanted to be more or less?

A lot of investors frequently talk about you know the 20 percent just to qualify for inversion; although, I think that’s very simplistic thinking. Can you maybe just speak to you know how that kind of 30 percent was derived, if it was something you were pushing for such that existing shareholders could get participation in the upside?

Joe Almeida:	I think that the first thought we had was how can we give our shareholders the ability to participate on the upside. OK? And the 20 percent is a threshold known, which is in the law today, I don’t think that was in the minds of both companies. I think 30 percent brings more value than 20 and 30 percent is a better number than 20 perhaps primarily when you look at the exchange ratio that was negotiated with the deal.

And I think you know if you think about it, just look at what the stock is doing recently and where this thing may end up. This is – this means a great upside for Covidien shareholders and the combined company will have tremendous upside if the shareholders decide to keep on with their – with their participation in the Medtronic PLC.

So the 30 percent, as I said, tax inversion was not (inaudible) 34 – the tax inversion was not a try to the deal at all. If it was to try for the deal, you would see a 20 percent ownership and is not 20, it’s 30.

It was negotiated very specifically because of that.

Christian Stewart:	Perfect. And I guess just you know the other thing that has come up is you know if – because what’s going to be your role over the next several months and into the close? And if you’ve only been a CEO for three years, so I guess you know what’s next for you and then just kind of how are you thinking about this transition?

Joe Almeida:	My first responsibility is to all the folks on the call who are investors at Covidien and to our employees is to make sure that we’re running the company independently. I will have tomorrow – I’m sorry – not tomorrow, but next Tuesday and Wednesday, full day meetings on a strategy.

We’re marching forward. We’re going to work very hard on the integration plans, but at the same time, my responsibilities are (Chuck Dockendorff’s) responsibility, (Amy Wendell), (Bryan Hanson), (Peter Wehrly), (Jim Clemmer).

Our responsibility is to manage this company, to deliver to our shareholder’s expectations. We’re not here just waiting for this deal to be closed. We’re here working hard to make sure, first of all, the employees are in place and they are retained and they’re working on behalf of our company for our shareholders.

This is our first intention you know? You guys know us now for a while, you’ve known me for a while now, and the thing that we do here at Covidien and become very focused on is in our shareholder value you know the way we compensate, the way we think about things, the way we speak about shareholder value to our investors is paramount to us.

So we’re here making sure that the money that you invested in Covidien is being taken care and we are worthy of your money. So don’t expect anything in terms of Joe taking the summer off or Joe not being around.

I will be around quite a bit and I have no plans to go anywhere until the day of the closing. Clearly, the company cannot have two CEOs. (Omar) is absolutely capable and very competent to take this company forward.

It’s one of the things that I look forward when we start talking and the talk became more seriously was do – is the other party, do they have a CEO that can take this forward if I’m not the person to take this forward and I had no doubt in my mind that he was the right person, the right focus (inaudible) and look what he’s done for Medtronic you know what has (inaudible) Medtronic in the last three years.

So very impressive as well. So I think that is going to be a great deal for our shareholders and the shareholders on Medtronic PLC to have (Omar) at the helm. For me, I’m young still and we’ll probably look for a job somewhere else know when the dust settles, but that’s less important that what’s going to happen to the company itself and we’re very happy with the – with the (inaudible) forward.

Christian Stewart:	And I guess you know you’ve had now several days since the deal’s been announced internally. I’m sure you’ve had many, many conversations with your team. I know you said their focus clearly is going to be on delivering and running the company, but maybe share just some perspectives on you know close leadership team you know how committed and excited are they in terms of staying on-board post-close you know?

What’s been some of the feedback that you’ve heard?

Joe Almeida:	Well, people were not expecting clearly this transaction at this moment in most of our employees because they think very highly of our company and they’re accustomed to our company – the company. They acquire us all the time.

Once the dust settled a little bit, we have a full commitment from people like (Brian Hanson) moving forward you know? (Brian) is a great asset to Covidien and a great operator. (Peter Worley) as well you know?

So we have (Angie Clemet) as well. So the three of them are working very hard. I don’t think you’re going to have much attrition at that level. I tell you something, I think you know (Brian) has the right – the right elements of leadership to take whatever Covidien has in terms of division of Medtronic to move this forward.

You have the commitment of my management team to stick – to stick around until the very end. Not everybody’s going to have a draw. We have duplication in areas, but the operating guys don’t have a duplication.

Those are the folks who will be committed. We’ve got to you know – there’s always a corporate headquarters. There’s always a different reaction because you know you won’t have two corporate headquarters.

So some people you know will take – will take that harder than others. But when you look at the business units outside the headquarters and around the world, there’s a lot of excitement about this acquisition because Medtronic is such a well respected company. Their admission is not very different than Covidien.

We’re all here for the patients and people know how much money Medtronic deploys in research and development. They’re not cutting things left and right in our sales and marketing. Sales and marketing we mostly preserve, as well as, research and development, as well as, medical affairs.

We look at the things that’s really driving value for our shareholders (inaudible) so good at. So this combination had a lot of people excited.

Christian Stewart:	And just for people on the call, I am going to be opening up to Q&A, but just a couple of more questions for me and then we can kind of move on. You know just in thinking about the longer term prospects with Covidien, has your view changed at all today relative to you know what you’ve been saying you know from the investor conference and just previously?

On the growth profile of the company, are you still very much on the mindset and believe it’s very much achievable if Covidien was operating on a standalone basis you know getting to that mid single-digit top line growth and do you really see opportunities through this transaction for revenue synergies and kind of what areas would that be in?

Joe Almeida:	I see no changes on this plan that Covidien has in place. If I was allowed and we invited all to see our plan coming in next week and is exactly along the lines that we just spoke about you know we have spoken that Covidien’s long-term is mid single-digit growth, and for some years we’ll have double-digit growth in the bottom line.

And we are – we’re poised to achieve that and that’s what we’re going to pass on to Medtronic. I don’t think there’s any change on our thoughts on how Covidien’s going to grow. They’re – as (Omar) said and how we communicated is very clear that there’s a significant amount of preservation of our sales and marketing and our (inaudible) who are really in the front lines driving innovation and driving sales and marketing.

So I see no reason to see anything different you know? And Covidien has poised itself with great products in (inaudible) mechanical, great products in neurovascular. So we’re very excited about the future and the future’s even brighter when Medtronic comes along. We all become Medtronic PLC.

Christian Stewart:	Right. And then the other thing that I frequently get asked and admittedly too, I kind of was wondering when I saw the number initially, the cost-savings number that Medtronic had talked about, the 850 million, I think there’s – it’s been interesting that over the last couple of days I’ve certainly heard you know people say that number’s too low, I’ve heard people say that number’s too high you know?

I’ve had a lot of questions asked around whether or not that’s truly incremental above and beyond the restructuring plans that you had already outlined last year at the Analyst Day in September. So you know yesterday, I thought it was very clear from the Medtronic standpoint and the meetings I was sitting in that it was truly indeed incremental on top of what both companies were going to do on a – on a standalone basis and more than half of that and more of the G&A category.

And on the call, actually I think (Gary) had mentioned that (Chuck) and you guys had also taken a look at somewhat arrived at a similar number. So maybe just walk us through and help investors become comfortable that that 850 is, in fact, incremental and maybe speak to some of the areas that those sorts of savings could come from because most people’s impression of Covidien including myself was that you guys are pretty well managed and always focus on cost.

So I think people are a little surprised just – some of those people on the magnitude, but then again, as I said, others you know think there’s more to go. So...

Joe Almeida:	Well, looking at our SG&A you know and I’m not going to disclose what the G&A is by the SG&A, but there’s room there and we can do as much as we’re going to be able to do in the future because we still needed to have corporate functions in back office everywhere.

Looking forward, the next three years we’ll be able to do systems integration, we’re going to be able to integrate some of the factories into ours and vice versa into theirs. There’s opportunity of corporate functions in general you know?

So – and Covidien’s doing some really good outsourcing initiatives right now for back office, which I think will be an opportunity for both companies to look into it. So I feel comfortable the 850 is achievable in the timeframe that (Gary) has laid out.

I don’t see any difference in – when we came together – it’s interesting. We came at rather an almost similar number. The difference of how we got there – so maybe there’s more there we don’t know yet. We’re meeting very soon to go through the – those numbers, but you guys have known me for a while.

We did a – we put a lot of investment into emerging markets and a lot of things here and we almost self-fund those things. We took a lot of costs out. But those costs that we removed were not – I know we couldn’t remove them all. We couldn’t remove the whole H.R. function at corporate or things like that that eventually you’ll be able to synergize.

So I’d feel very comfortable with it.

Christian Stewart:	All right. And again, this is all incremental. I just want to be very clear on that relative to what you guys had already communicated to the Street. And so for our modeling you know we should think about it as 850 million in savings coming out you know off of the baseline that you know we’ve been looking at you guys for the next several years.

Joe Almeida:	I’ll echo what (Gary Ellis) told you guys, yes.

Christian Stewart:	OK. Great.

Male 1: Christian, I mean, the one – the one thing – the one reason why that’s kind of hard to answer that question that way is that we can’t really speak to, nor can Medtronic, what you already had in your models because we don’t give guidance beyond that period of time.

So while we know what the numbers are you know I don’t – I don’t know that we can necessarily say that it is or it’s not incremental to what you or anyone else had out there depending on your level of conservatism or aggressiveness.

Christian Stewart:	Let me ask another way. As you were identifying or coming up with the 850, were some of those savings ones that you would have included in your $300, $400 million restructuring program that you had already communicated?

Male 1: No.

Joe Almeida:	No, Christian, those...

Christian Stewart:	OK.

Joe Almeida:	... are blocked beyond because those are related to worldwide back offices functions and we couldn’t do away in the future, and some of them were related also to the implementation of systems, which will be very complex. Medtronic has a well developed installed global ERP system.

Covidien doesn’t have a global system. We have original systems. So we’ll figure out what the – what the right number is, but I echo what (Gary) said yesterday.

Christian Stewart:	OK. Perfect.

Male 1: And then to be clear, Christian, because I think I may have misheard the number you said, our restructuring was designed to generate 250 to 300 in savings beyond 2018.

Christian Stewart:	OK. OK. All right. (Stephanie), I do want to get to some of the questions that are out there that the investment community may have. Can you read the instructions for Q&A?

Operator:	Ladies and gentlemen on the phone lines, to ask a question, please press star, then one on your touchtone telephone. If your question has been answered and you wish to remove yourself from the cue, you may press the pound key.

Christian Stewart:	OK. And while we’re cuing up, Joe you know just in talking with people, I think, again, the focus has, I think, probably incorrectly been on the tax inversion side, but can you just help us understand because there is some conversations out there just for more of a regulatory standpoint of trying to change the tax code and certainly with Pfizer and Astra, that deal, it brought up a lot.

So if there was any sort of legislative changes that would make an inversion and not able to go through, is this still a transaction that really makes sense for Covidien?

Joe Almeida:	Well, if there’s a transaction, if – I’m sorry – if there’s a change in laws, they make tax inversion, and I hate to use that term, but making an Irish company of this acquisition to try to clear PLC, and make that impossible to happen.

Covidien and Medtronic have had their moment in time to sit aside and just think about how would this make sense for naturally to be done because there’s significant penalty for Covidien to become a U.S. company.

So if that was possible, we would have done many years ago and that’s it, but it’s not possible. Our shareholders would not have voted for some change in domicile like that. So we want to make sure that people understand that our understanding is for you guys to consolidate your political fundings and go from here, but I tell you that that’s the only condition that I think would make sense for the companies to regroup and rethink about this deal and that would be a showstopper if the legislation makes inversion illegal.

Christian Stewart:	All right. I do show a question in the cue. (Stephanie), can you take the question?

Operator:	Sure. Our question comes from (Jeremy Kahn) with (Bose Street). Your line is open.

(Jeremy Kahn):	Hi, there. I was wondering if you can talk a little bit about revenue synergies and if there is a particular opportunity around your supplies business as well. Thank you.

Joe Almeida:	You know we have – and (Omar) and (Gary) have spoken about this, there’s almost no synergies, if any, in the sales – on the sales line. The opportunities though are ones that perhaps Covidien can use the new cardio com channel for our monitoring products and our medical supplies.

Some of our medical supplies are home care products. So there’s a – Covidien was looking into some potential acquisitions into areas like cardio com. We look at several different companies, and now, becomes obvious that with this acquisition it would be a great area to put together a very nice – very nice business plan to go into that area with a much more comprehensive product line primarily because some of our products now allow for remote monitoring, primarily our monitoring devices with SPI2 and (inaudible) and supplies as (inaudible) pump, which is now the one that’s being designed with complete wireless technology for transmission of data.

So that will be a phenomenal opportunity for the companies to explore and you see more of the volume going from hospital and patients being discharged earlier into the home. And the rest of the 850, I think we elaborated enough for that. There’s a lot of work to be done there.

We have out outline plan and we’re going to go into a significant amount of detail in the next couple of weeks.

Christian Stewart:	Thank you. And operator, we have one more question in the cue.

Operator:	And our next question comes from (Greg Velani) with Blue Cross. Your line is open.

(Greg Velani):	My question’s been answered. Thank you.

Christian Stewart:	OK. And then I had one other question that did come in and I will read it, I guess. There was, I guess, a Form 4 that was filed right around the time of the – I guess the announcement of stock transaction (inaudible).

I was just wondering if you can maybe share some insights into that because I guess one of the things that – there’s concerns out there is you know if everything is so great, I guess, why the – why the filing?

Joe Almeida:	The filing was done a long time ago at the (inaudible).

Christian Stewart:	OK. That’s what I thought. I just wanted to clarify that.

Joe Almeida:	Yes, but – and it was so simple. The person who asked the question should’ve read the filings, but that’s OK.

Male 1: Yes, it was put in place long, long before anything got started on this transaction.

Joe Almeida:	(Inaudible) go with that.

Christian Stewart:	Perfect. Just wanted to make sure we addressed that one.

Joe Almeida:	As a – as a matter of fact, if that was the case you know I probably would be stupid of putting something out there with a – with a target probably that I did of $74. So I’m not that stupid.

Christian Stewart:	Never think you would be, Joe. Can we maybe just talk, I guess, a couple of minutes – oh, actually, I’m sorry about that. Operator, we do have one more in the cue.

Operator:	And that question comes from (Davesh Kurandikar) with Lord Abbott. Your line is open.

(Davesh Kurandikar):	Hi, guys. Thanks for holding and doing the call. I think you answered this one slightly, but I just wanted to get a little bit more detail. In terms of the decision not to stay with the combined entity, can you just talk through the process of you know you talked about you leave right when the deal closes.

So just wanted to get an understanding of why not stay on in some capacity even for a short-term period?

Joe Almeida:	You know as I said before, I’m a CEO Chairman, (Omar) is a CEO Chairman. The boards select the CEO and the Chairman and the board that is of the buying entity select (Omar) and I’m fine with that you know?

I often see deals like this be completely bombarded and torpedoed by CEO eagles you know? And one of the – one of the most pervasive and costly things in corporate America are CEO eagles.

And if you think that you’re more important than your shareholders and you torpedo a good deal for your shareholders because you just want to stick around because you’re 51 years old, you’re not serving them well.

And since I took this job, I made sure that I have you, our shareholders, first in mind.

(Davesh Kurandikar):	OK. Thanks.

Christian Stewart:	Could you just maybe comment on you know peripheral and neurovascular business, that that’s the one area of overlap just in terms of what you see now with the potential for that business as a combined entity under Medtronic and merging the two together?

Joe Almeida:	Listen. I will give you my opinion. I think probably (Omar) would be the best person to answer that, but I don’t think I’ll be far off the mark here. You have Covidien as number one peripheral vascular company with a (inaudible) of accessories and products.

This was an opportunity for Medtronic, the highlight in the strategic plan, they want to get into it, they have a great drug coated balloon that has great characteristic, much better than the competition.

We were coming with ours behind the two of them, the competition and Medtronic. So imagine now having that drug coated balloon that they have in the hands of a very capable extraordinary sales force that is fighting a tough battle out there with six different competitors.

Imagine that kind of synergistic approach. So in my eyes, that is a you know marriage – it’s a free marriage. The second one is if you think about neurosciences as a new area that encompasses neurosurgery, neurovascular, international procedures like a stroke and ischemic stroke – I’m sorry – hemorrhagic and ischemic stroke, alongside neuro stimulation, think about that universe and think how much more powerful the new Medtronic (inaudible) neurosciences group is going to be with Covidien’s powerhouse in neurovascular?

So those are the two examples of how there’s so much opportunity and we didn’t even look it up about anything else. I wouldn’t even put it on the table general surgery, and in spite of surgery, how things can be shared.

So there’s so much opportunity.

Christian Stewart:	All right. And then one of the things that you had mentioned on Monday on the call was just Medtronic’s skill set in the area of you know clinical expertise around trials and PMA products and their long history and success in building markets.

Can you maybe just elaborate on those points in terms of what are the things that Medtronic can bring to Covidien that can really enhance the growth profile as you see it?

Joe Almeida:	We have a great clinical affairs group led by Dr. (Michael Tarnoff). One of the best people that we have in our clinical affairs are from Medtronic. Where do we go to get people into that area, we go to companies that PMA and what’s the best company out there? Medtronic.

So having that expertise makes this really, really easier. Remember, the largest program that Covidien has on PMA is drug coated balloon. It’s the largest trial that we’re conducting. That kind of a trial pay offs in comparison to what Medtronic does on a daily basis (inaudible) CRM business and their vascular business.

So imagine how much opportunity we have to learn from those guys. We learn. We learn very quickly. We became good at it, but it (inaudible) and comparison. Look at it (inaudible). The second thing is Covidien’s working very hard to market, develop (inaudible) for open to MIS and who are we using? A consulting company made out of ex-Medtronic people who are very good at market development.

Those guys are fantastic. Well, guess what? Now, we have the people who really invented the market development group that they have is fantastic. Now, it comes together. So these are the kind of synergies that we’re going to put to work and I guarantee (inaudible) put to work very quickly.

Christian Stewart:	OK. And I know that we are coming up on the end of the call. I just want to make sure that if there’s any other questions from the audience, please be sure to star one if you have any.

I guess in the essence of that, Joe, I was wondering if you could just maybe summarize you know for us kind of you know the message that you’d like to leave in the minds of you know Covidien shareholders you know as they’re considering you know this transaction and the value that this deal makes.

For me, your statement on one and one equals five certainly you know gives me the confidence that you certainly feel that this is the right thing, but you know maybe just further expand upon that with some closing remarks.

Joe Almeida:	Thank you, Christian. You think about one of the largest – not the largest medical technology companies in the world with excess to 150 countries with tremendous presence in emerging markets are now coming together, the synergies are bringing a lower cost of operating to this absolutely phenomenal company.

You think about the – what made us successful in the past, Covidien’s reliance and relentless pursue of growth in the top line, look what Covidien was able to do from 2007 to today. That DNA is not going to go away.

Look what Medtronic does in terms of market development. Look at what Medtronic does in terms of technology. Bring them both together. In about two or three years, you’re going to have a company that is going to be in equal anywhere in the world with phenomenal presence in the parts of the world and markets they’re growing the fastest.

So I feel highly confident that the company which operates with the lowest cost possible and are in good markets, end markets with good people like both companies do will make this deal one plus one equals five.

Christian Stewart:	Perfect. I think with that I’m going to close the call because I know you are very tight on time and I just want to again reiterate my congratulations on the deal and certainly thank you for taking the time today to speak with investors and I think certainly addressed a lot of the hot button issues that are out there in the marketplace and look forward to seeing the deal you know certainly transpiring and closed.

So thanks again and thanks, everyone, for joining us. If you have any further questions, feel free to reach out to myself and as (Cole) mentioned him for Covidien, as well as, (Jeff Warren) on the Medtronic side.

And thanks again, Joe, and congratulations and good luck going forward.

Joe Almeida:	Thank you, Christian, and thank you for all those years where you followed us here and we eventually have our cross – our path probably cross again.

Christian Stewart:	I hope so.

Joe Almeida:	Bye.

Christian Stewart:	Thanks.

Male 1: Thanks, Christian. Bye-bye.

Christian Stewart:	Thanks. Bye-bye.

Operator:	Ladies and gentlemen, that does conclude today’s conference. You may all disconnect and everyone have a great day.

END

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. Medtronic and Covidien plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2692, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at cole.lannum@covidien.com or by calling 508-452-4343.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Medtronic Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of its existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.